Man Group US Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com





04035918

SUPPL

July 21, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

PROCESSED

AUG 03 2004

THOMSON
FINANCIAL



Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities
Exchange Act of 1934, enclosed please find copies of public announcements made by
Man Group plc. These announcements were also sent to the London Stock Exchange for
its information. Please contact the undersigned at (212) 589-6270, if you have any
questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me
in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

v:\mb\ltr\Sec12s.doc

A member of the Man Group

Man Group plc
20 July 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 19 July 2004, the Net Asset Value
of AHL Diversified Futures Ltd was US$21.34, up 0.76% from the previous week.

Contacts:
David Browne   Man Group plc   020 7144 1000
Paul Lockstone   Merlin Financial   020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the 'Company') nor does it constitute an offer for sale of
shares issued by the Company. Man Investments is authorised and regulated in
the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investments at www.maninvestments.com

19 July 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 16 July 2004 it purchased for cancellation 42,000 of its 10p ordinary shares at a price of 1418.1131 pence per ordinary share.

Contact:
Ian Jarvis   Man Group plc   020 7144 1525

16 July 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 15 July 2004 it purchased for cancellation 41,000 of its 10p ordinary shares at a price of 1449.2927 pence per ordinary share.

Contact:
Ian Jarvis   Man Group plc   020 7144 1525

15 July 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 14 July 2004 it purchased for cancellation 41,000 of its 10p ordinary shares at a price of 1454.0488 pence per ordinary share.

Contact:
Ian Jarvis   Man Group plc   020 7144 1525

14 July 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 13 July 2004 it purchased for cancellation 41,000 of its 10p ordinary shares at a price of 1454.6341 pence per ordinary share.

Contact:
Peter Clarke   Man Group plc   020 7144 1420

Man Group plc
13 July 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 12 July 2004, the Net Asset Value
of AHL Diversified Futures Ltd was US$21.18, up 1.29% from the previous week.

Contacts:
David Browne   Man Group plc   020 7144 1000
Paul Lockstone   Merlin Financial   020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the 'Company') nor does it constitute an offer for sale of
shares issued by the Company. Man Investments is authorised and regulated in
the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investments at www.maninvestments.com

On the 12th July 2004, Mr Kevin Davis, Director of the Company, exercised options under the Man Group Executive Share Option Scheme 2001 at 924.50 pence per share over 54,083 ordinary shares in Man Group plc ("shares"). He subsequently sold 42,100 shares at 1442 pence per share to pay the subscription price, tax and National Insurance, and retained 11,983 shares. Following this transaction, Mr Davis is deemed to be interested in a total of 1,328,061 Man Group plc ordinary shares representing approximately 0.427% of the company's issued share capital.